

May 21, 2012

Via E-mail
William J. Lynch, Jr.
Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Ave
New York, NY 10011

> **Re:** **Barnes & Noble, Inc.**
> **Form 10-K**
> **Filed June 29, 2011**
> **File No. 1-12302**

Dear Mr. Lynch, Jr.:

We have reviewed your response dated April 27, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2011

Exhibit 13.1

Note 1. Summary of Significant Accounting Policies, page F-41

Goodwill and Unamortizable Intangible Assets, page F-43

1. We have reviewed your response to comment 6 in our letter dated April 2, 2012 and have the following comments:

   - We note that the implied control premium as of the October 31, 2011 goodwill impairment testing date was 65.5%. Please explain in greater detail how you determined such a significant control premium was reasonable and clarify how this percentage is supported by historical transactions for similar types of businesses.

- We note that you applied the market and transaction approaches in your goodwill impairment test only as reasonableness tests for the income approach since there was a lack of comparable companies and a limited number of market transactions in the public space.  We note in your response to comment 15, however, that you weighted the market and transaction approaches by 25% each in reassigning goodwill to your reporting units under ASC 350-20-35-45.  Although we realize these valuations were performed as of different dates, please tell us what changed from the time of your goodwill reallocation calculation that resulted in reduced usefulness of the market and transaction approaches as of your most recent goodwill impairment testing date.

- As previously requested, please tell us if any of your unamortizable intangible assets were or are at risk of impairment as of your most recent impairment testing date.  Tell us the date of your most recent impairment test for such assets and whether or not there were any events or changes in circumstances that caused you to conduct an impairment test between annual testing dates.  To the extent that a reasonably likely change in assumptions, judgments, and/or estimates would have resulted in an impairment charge, please revise your critical accounting policies in future filings to include a qualitative and quantitative analysis of the sensitivity of your reported results to such changes.

Revenue Recognition, page F-44

2.      We have reviewed your response to comment 9 in our letter dated April 2, 2012.  Please tell us how you determine the best estimate of selling price for the undelivered PCS and wireless access related to your NOOK sales.  Also tell us, with a view toward disclosing, the average percentage of a NOOK's sales price that is deferred for the undelivered items and recognized over NOOK's 2-year estimated life.  Also tell us and disclose, to the extent material, the amount of NOOK-related deferred revenue as of each balance sheet date presented in your filing and the balance sheet line items in which you classify this amount.

Note 10. Other Comprehensive Earnings (Loss), Net of Tax, page F-59

3.      We have reviewed your response to comment 13 in our letter dated April 2, 2012.  Although you indicate that the $2.5 million increase to AOCI represents the removal of $2.5 million in other comprehensive losses related to the sale of Calendar Club, we are still unclear why this balance remains in accumulated other comprehensive income at the end of fiscal 2011.  Please clarify why this amount was not netted to zero upon the sale of Calendar Club.

Note 11. Changes in Intangible Assets and Goodwill, page F-61

4.       We have reviewed your response to comment 14 in our letter dated April 2, 2012. Although you indicate you believe that your publishing contracts will "continue to produce value indefinitely," we note that you previously reclassified $8.3 million of indefinite-lived contracts to definite lives in fiscal 2007.  We also note your response to comment 6 indicates that you continue to evaluate your publishing contracts for impairment "due to the contraction of the business."  Considering ASC 350-30-35-3 indicates that a useful life determination should consider historical experience in renewing or extending similar arrangements and the effects of obsolescence, demand, competition, and other economic factors, such as the stability of the industry, please tell us in greater detail how you determined there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful lives of your publishing contracts.  Also, we note that you discuss in your response "a" contract that grants you exclusive publishing rights that are automatically renewable if royalties exceed a specified amount.  If this contract does not make up the majority of your publishing contract intangible asset, please ensure your response discusses the nature and terms of all material contracts.

5.       We have reviewed your response to comment 15 in our letter dated April 2, 2012 noting that you reallocated goodwill between your B&N Retail and B&N.com segments as of October 31, 2010.  However, since the disclosures in your Forms 10-Q for the quarterly periods ended October 30, 2010 and January 29, 2011 indicate that you were "currently evaluating the allocation of goodwill between B&N Retail and B&N.com," it appears that this reallocation of goodwill was not performed until a later date.  Considering it appears you first reported three reportable segments in your Form 10-Q for the quarterly period ended July 31, 2010, please tell us why did not perform your goodwill reallocation as of the date of your reporting structure reorganization.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3849 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant